Exhibit 99.1

Silvercorp Announces Extension of Mining License for the Tulkubash/Kyzyltash Gold Projects, Kyrgyzstan

Trading Symbol:                                                        TSX/NYSE American: SVM

VANCOUVER, BC, May 20, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to announce that, further to its news releases of January 16 and 27, 2026, Silvercorp has successfully converted Chaarat ZAAV CJSC ("ZAAV") into a joint venture company ("JVC") between Silvercorp and Kyrgyzaltyn (a wholly-owned entity of the Kyrgyz Republic), with Silvercorp holding a 70% interest and being the operator of the JVC and Kyrgyzaltyn holding a 30% free-carried interest, per the Share Purchase and Shareholders Agreement ("Shareholders Agreement") with Kyrgyzaltyn.  ZAAV holds a 100% interest in the mining license (~7 square kilometres) hosting the fully-permitted Tulkubash/Kyzyltash gold projects as well as surrounding exploration licenses (27.42 square kilometres) hosting the Karator and Ishakuld gold zones (the "Projects") located in the Tien Shan area of the Kyrgyz Republic.

ZAAV has applied for an extension of the JVC's mining license and the Kyrgyzstan government has issued to ZAAV a new mining license and license agreement which extends the valid period of the mining license from June 25, 2032 to June 25, 2062.  Subsequent to this, Silvercorp has made a $60 million cash payment to the Kyrgyzstan government.  Per the Cooperation Agreement the Company signed with the National Investment Agency under the President of the Kyrgyz Republic (the "NIA"), Silvercorp was to pay $60 million (minus the offset bonus payment under applicable Kyrgyz laws).  A further $10 million cash payment will be paid after certain other milestones are achieved.

ZAAV has had its first shareholder meeting and the first Board Directors meeting to appoint the General Manager and the CFO, nominated by Silvercorp, and has approved the Phase 1 Development of Tulkubash for 2026-2027.

Dr. Rui Feng, Silvercorp Chair and CEO, said: "We are proud to partner with Kyrgyzaltyn and the government of the Kyrgyz Republic to develop the Tulkubash/Kyzyltash gold projects, the largest undeveloped gold deposits in the West Tien Shan gold belt.  With Kyrgyzaltyn as our partner, all interests are aligned for us to begin construction, and ultimately achieve production to establish a win-win enterprise."

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the Company's Kyrgyzstan Operations and future cash payments upon the achievement of certain milestones. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia, Ecuador and Kyrgyzstan;  ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; integration and operations of Adventus and Chaarat ZAAV CJSC; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations(including flooding and severe weather); conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; uncertainties in geopolitical conditions; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and in the Company's Annual Report on Form 40-F, and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings which are available under its profile at www.sedarplus.ca.

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 17:05e 20-MAY-26